October 5, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo Matthew Crispino Stephen Krikorian Ryan Rohn

Re:	nCino, Inc.
Registration Statement on Form S-1
File No. 333-249322

Acceleration Request
Requested Date: October 7, 2020
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, nCino, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-249322 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M, Eastern Time, on October 7, 2020, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Robert A. Ryan of Sidley Austin LLP at (212) 839-5931.

Very truly yours,

/s/ Gregory D. Orenstein
Gregory D. Orenstein
Chief Corporate Development & Legal Officer and Secretary

cc:

Pierre Naudé, President and Chief Executive Officer, nCino, Inc.

David Rudow, Chief Financial Officer, nCino, Inc.

Martin A. Wellington, Sidley Austin LLP

Robert A. Ryan, Sidley Austin LLP

Paul D. Tropp, Ropes & Gray LLP

Michael S. Pilo, Ropes & Gray LLP

[Signature Page to Acceleration Request]